13012862

SEC Mail Processing Section FEB 28 2013 Washington DC 402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16586

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PINEBRIDGE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 PARK AVENUE – 4TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, LOUIS ALMERINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PINEBRIDGE SECURITIES LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT, FINANCE & TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

PINEBRIDGE SECURITIES LLC

(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Index
December 31, 2012

Page(s)

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
PineBridge Securities LLC

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of PineBridge Securities LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PineBridge Securities LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 22, 2013

PineBridge Securities LLC
(A wholly owned subsidiary of PineBridge Investments Holdings US LLC)
Statement of Financial Condition
December 31, 2012

ASSETS		
Cash	$	514,797
Due from affiliates		14,912
Prepaid expenses		73,929
Total Assets	$	603,638
LIABILITIES		
Accounts payable and accrued expenses	$	12,500
Due to affiliates		4,544
Total Liabilities		17,044
MEMBER'S EQUITY		
Member's equity		586,594
Total Liabilities and Member's Equity	$	603,638

The accompany notes are an integral part of this statement of financial condition.

1. Business and Organization

PineBridge Securities LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of PineBridge Investments Holdings US LLC (the "Parent" or "Member"), whose ultimate parent is Pacific Century Group, a Hong Kong based private investor. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in the distribution of certain financial products which are sponsored, created, or issued by affiliated and non-affiliated investment managers. There are no employees in the Company.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash includes cash held in a noninterest-bearing account. Cash as of December 31, 2012 was $514,797.

3. Unincorporated Business Taxes

The Company, as a single member limited liability company, is a disregarded entity for federal and state income tax purposes and, accordingly, is not subject to federal, state, or local income taxes. Since the sole owner is only subject to New York City Unincorporated Business Tax ("UBT taxes"), the Company is only obligated to provide for such tax on a standalone basis.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company has no material unrecognized tax benefits. There are currently no income tax returns under examination.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of income.

4. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company's net capital was $447,753 above its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 3.42%.

The Company is an introducing broker-dealer and does not carry customer accounts. This exempts the Company from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

5. Related Parties

In the normal course of conducting business, the Company is party to various transactions with its affiliates. A substantial amount of revenue generated by the Company was derived from related parties. The following is a summary of those transactions.

- The Company has a service agreement with PineBridge Investments LLC ("PBI") whereas the Company will act as a placement agent in connection with the offering of limited partnerships interests, alternative investment funds, shares, units of beneficial interest or other types of securities services. At December 31, 2012, $1,070 net due to PBI is reflected as Due to affiliates in the Statement of Financial Condition.
- At December 31, 2012, $885 is net receivable from Parent and is reflected as Due from affiliates in the Statement of Financial Condition.
- During the year ended December 31, 2012, the Company had various transactions related to allocations from other related parties. At December 31, 2012, the net receivable from these affiliates is reflected as $3,474 Due to affiliates, and $14,027 Due from affiliates in the Statement of Financial Condition.

  Due to the above related party transactions, the financial condition of the Company may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

6. Concentrations of Credit Risk

The Company's cash equivalents are held at a major U.S.-based money center bank with a credit rating of A+ at December 31, 2012. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation coverage amounts; therefore, the Company is subject to a concentration of credit risk with this major U.S.-based money center bank. The Company regularly monitors the credit ratings of the U.S. bank to mitigate the credit risk that exists with the balances not protected by FDIC insurance.

7. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. Subsequent Events

Management has evaluated and determined that no event transactions and events occurred after December 31, 2012 that would require recognition or disclosure in this financial statement through the date of issuance of this financial statement.